March 31, 2007

Capstone Church Bond Fund

BUILDING CHURCHES, BUILDING WEALTH

CCBF

CAPSTONE CHURCH BOND FUND

LETTER TO SHAREHOLDERS
MARCH 31, 2007 (UNAUDITED)

Dear Shareholder:

We are pleased to present the Semi-Annual Report for the Capstone Church Bond Fund for the period ending March 31, 2007. The Capstone Church Bond Fund is an investment company dedicated to investing in church bonds. The semi-annual report includes detailed information about the Fund, including performance information, portfolio holdings, financial statements and comments from the portfolio manager regarding the fixed income market and outlook.

The objective of the Fund is to provide a high level of current income through investment in church mortgage bonds. Additionally, the Fund represents a unique opportunity for investors to participate in the growth and expansion of America's churches. The Fund limits its investments in church mortgage bonds to those that are secured by a first position trust deed or mortgage on the issuer's real property.

Church Finance Market
Church mortgage bonds are bonds issued by non-profit organizations that have a stated Christian mission including local churches, denominations and associations, educational institutions, para-church and other Christian mission-related organizations for purposes including construction, purchase or refinancing of existing real property. One area that has experienced rapid growth is the mega-church (generally defined as those churches with a weekly attendance of 2,000 or more).

Thank you for selecting the Capstone Church Bond Fund
For more information about the Capstone Church Bond Fund, we invite you to contact us at 800-262-6631 or visit our website at www.churchbondfund.com. We value your business, and we look forward to servicing your investment needs for many years to come.

Sincerely,



Edward L. Jaroski
President
Capstone Church Bond Fund



CAPSTONE CHURCH BOND FUND

MANAGERS COMMENTARY
    MARCH 31, 2007 (UNAUDITED)

Donald McFadden, Portfolio Manager
Period ending March 31, 2007

Fixed Income Market Overview
The state of U.S. fixed income markets can be characterized with a single word: flat. The yield curve remains essentially at a single level of nominal interest rates for practically all maturities and the relative attractiveness of major market sectors shows little change from recent quarters. The Federal Reserve Board persists in holding monetary policy steady. The Board's short-term rate target has remained unchanged at 5.25% since June 29, 2006. However, the Federal Reserve Board's releases constantly point to the risk of future inflationary pressures becoming unacceptable, especially as a result of energy costs. As the Fed continues to monitor the risks of economic recession against the likelihood of accelerating inflation rates, the bond market waits.

Performance
The Capstone Church Bond Fund produced an NAV return of 3.09% for the six months ended March 31, 2007. Almost all of the total return for the period was provided by income from the Fund's portfolio of first mortgage church bonds. Church bonds are generally not as sensitive to market interest rate movements over the short-term as compared to other more common types of fixed income securities. Church bond prices are more affected by trends in the church bond new issuance market. That market is primarily dependent on actions of the Federal Reserve Board and church lending rates offered by various financial institutions. Since the Federal Reserve Board has not made any interest rate target changes since June 2006 and the new issuance market has not seen material changes since that time, the portfolio's church bond prices have remained stable over the last six months. The yield to maturity as of March 31, 2007 of the Fund's portfolio (excluding cash) was 7.8%.

Outlook
We remain neutral as to which direction the Federal Reserve Board may eventually move short-term rates. Convincing arguments can be made for lower rates to insure steady economic growth over the next several quarters, yet certain price sectors (e.g. energy) remain at the high end of the Federal Reserve's long-term targets, possibly keeping the policymakers on hold for a considerable time ahead. In any event, even if interest rates do rise, the relatively high yield of the Fund's portfolio should help soften the effect of falling bond market prices.

CAPSTONE CHURCH BOND FUND

STATE SECTOR DIVERSIFICATION
   MARCH 31, 2007 (UNAUDITED)

The table below sets forth the diversification of the Capstone Church
Bond Fund investments by State.

	Percent*
State Diversification	
Alabama	5.02%
California	17.07%
Florida	25.09%
Georgia	4.77%
Maryland	0.44%
Michigan	1.95%
New Jersey	3.36%
Nevada	0.77%
North Carolina	0.88%
Oregon	1.12%
Texas	15.48%
Virginia	5.24%
Washington, DC	5.91%
Other	
U.S. Treasury Obligations	1.66%
Short-Term Investments	9.25%
Other	1.99%
	100.00%

* Percentages indicated are based on total net assets as of March 31, 2007.
The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

SCHEDULE OF INVESTMENTS
    MARCH 31, 2007 (UNAUDITED)

Shares/Principal Amount		Market Value	% of Net Assets
CHURCH MORTGAGE - BACKED BONDS - 87.10%			
Alabama	**5.02%**		
	East Memorial Baptist Church		
124,000	7.80%, 04/15/2026	122,165	1.37%
32,000	7.80%, 10/15/2025	31,530	0.35%
	First Baptist Church of Irondale		
22,000	7.50%, 04/10/2017	21,890	0.25%
23,000	7.50%, 10/10/2017	22,886	0.26%
24,000	7.50%, 04/10/2018	23,880	0.27%
25,000	7.50%, 04/10/2019	24,875	0.28%
28,000	7.50%, 04/10/2020	27,860	0.31%
30,000	7.50%, 04/10/2021	29,850	0.33%
25,000	7.50%, 10/10/2018	24,875	0.28%
27,000	7.50%, 10/10/2019	26,865	0.30%
28,000	7.50%, 10/10/2020	27,860	0.31%
32,000	8.00%, 04/10/2022	31,840	0.36%
31,000	8.00%, 10/10/2021	31,108	0.35%
California	**17.07%**		
	California Baptist University		
80,000	7.50%, 06/05/2023	78,856	0.88%
60,000	7.50%, 12/05/2026	59,088	0.66%
221,000	7.50%, 06/05/2028	219,851	2.47%
59,000	7.50%, 12/05/2027	58,693	0.66%
	Kern Christian Center		
14,000	7.50%, 04/01/2019	13,930	0.16%
14,000	7.50%, 04/01/2020	13,930	0.16%
16,000	7.50%, 04/01/2021	15,920	0.18%
13,000	7.50%, 04/10/2018	12,935	0.15%

The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
   MARCH 31, 2007 (UNAUDITED)

Shares/Principal Amount		Market Value	% of Net Assets
California (Continued)	**17.07%**		
	Kern Christian Center (Continued)		
12,000	7.50%, 10/01/2017	11,940	0.13%
13,000	7.50%, 10/01/2018	12,935	0.15%
15,000	7.50%, 10/01/2019	14,925	0.17%
16,000	7.50%, 10/01/2020	15,920	0.18%
20,000	7.60%, 04/01/2024	19,900	0.22%
21,000	7.60%, 04/01/2025	20,895	0.23%
20,000	7.60%, 10/01/2023	19,900	0.22%
21,000	7.60%, 10/01/2024	20,895	0.23%
23,000	7.60%, 10/01/2025	22,885	0.26%
18,000	8.00%, 04/01/2022	17,136	0.19%
16,000	8.00%, 10/01/2021	15,376	0.17%
	Montecito Park Union Church		
37,000	8.00%, 04/15/2022	36,811	0.41%
35,000	8.00%, 10/15/2021	35,123	0.39%
35,000	7.20%, 04/15/2021	34,825	0.39%
33,000	7.20%, 10/15/2020	32,835	0.37%
40,000	7.30%, 04/15/2023	39,800	0.45%
43,000	7.30%, 04/15/2024	42,785	0.48%
39,000	7.30%, 10/15/2022	38,805	0.44%
41,000	7.30%, 10/15/2023	40,795	0.46%
45,000	7.30%, 10/15/2024	44,775	0.50%
	North Hills Baptist Church		
44,000	7.20%, 05/15/2016	43,776	0.49%
46,000	7.20%, 05/15/2017	45,765	0.51%
41,000	7.20%, 11/15/2015	41,049	0.46%
45,000	7.20%, 11/15/2016	44,770	0.50%

The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
  MARCH 31, 2007 (UNAUDITED)

Shares/Principal Amount		Market Value	% of Net Assets
California (Continued)	**17.07%**		
	San Bernardino Chuch of God Christian Centre		
68,000	8.30%, 03/15/2024	67,048	0.75%
73,000	8.30%, 09/15/2025	71,956	0.81%
	"The Well" Ministry of Rescue		
21,000	8.40%, 05/15/2020	20,891	0.23%
23,000	8.40%, 05/15/2021	22,880	0.26%
25,000	8.40%, 05/15/2022	24,870	0.28%
27,000	8.40%, 05/15/2023	26,860	0.30%
22,000	8.40%, 11/15/2020	21,886	0.25%
24,000	8.40%, 11/15/2021	24,077	0.27%
26,000	8.40%, 11/15/2022	25,865	0.29%
28,000	8.40%, 11/15/2023	27,854	0.31%
Florida	**25.09%**		
	Abyssinia Missionary Baptist Church Ministries, Inc.		
257,000	7.50%, 03/15/2027	255,689	2.87%
	Bethel Baptist Institutional Church, Inc.		
150,000	7.80%, 01/21/2021	149,220	1.67%
124,000	7.90%, 07/21/2023	123,355	1.38%
156,000	7.90%, 07/21/2025	155,189	1.74%
	Celebration Baptist Church of Jacksonville, Florida, Inc.		
17,000	8.10%, 06/15/2015	17,012	0.19%
33,000	8.20%, 12/15/2015	32,828	0.37%
69,000	8.40%, 06/15/2021	68,641	0.77%
74,000	8.40%, 06/15/2022	73,615	0.83%
65,000	8.40%, 12/15/2020	64,662	0.73%
71,000	8.40%, 12/15/2021	71,227	0.80%
71,000	8.40%, 12/15/2022	70,631	0.79%

The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
   MARCH 31, 2007 (UNAUDITED)

Shares/Principal Amount		Market Value	% of Net Assets
Florida (Continued)	**25.09%**		
	Celebration Church of Jacksonville, Inc.		
106,000	7.40%, 10/15/2016	105,459	1.18%
110,000	7.80%, 04/15/2021	109,439	1.23%
100,000	8.40%, 05/15/2022	99,480	1.12%
56,000	8.40%, 05/15/2023	55,714	0.62%
30,000	8.40%, 05/15/2024	29,844	0.33%
103,000	8.40%, 11/15/2022	102,464	1.15%
91,000	8.40%, 05/15/2021	90,527	1.02%
	Iglesia Cristiana La Nueva Jerusalem, Inc.		
100,000	7.50%, 02/05/2031	98,400	1.10%
54,000	7.50%, 08/05/2029	53,147	0.60%
146,000	7.50%, 02/05/2029	143,708	1.61%
112,000	7.50%, 02/05/2027	110,286	1.24%
	Truth For Living Ministries, Inc.		
78,000	7.80%, 03/15/2024	76,885	0.86%
81,000	7.80%, 09/15/2024	79,834	0.91%
Georgia	**4.77%**		
	Bible Baptist Church of Newnan, Inc.		
46,000	7.80%, 03/01/2020	45,765	0.51%
50,000	7.80%, 03/01/2021	49,745	0.56%
45,000	7.80%, 09/01/2019	44,770	0.50%
48,000	7.80%, 09/01/2020	47,755	0.54%
56,000	7.90%, 09/01/2022	55,714	0.62%
54,000	8.00%, 03/01/2022	54,189	0.61%
51,000	8.00%, 09/01/2021	51,173	0.57%

The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
    MARCH 31, 2007 (UNAUDITED)

Shares/Principal Amount			Market Value	% of Net Assets
Georgia (Continued)		**4.77%**		
	Restoration in the World International Ministries, Inc.			
7,000	7.80%, 04/15/2017		6,964	0.08%
6,000	7.80%, 05/15/2018		5,969	0.07%
7,000	7.80%, 05/15/2019		6,964	0.08%
8,000	7.80%, 05/15/2020		7,959	0.09%
8,000	7.80%, 05/15/2021		7,959	0.09%
7,000	7.80%, 11/15/2018		6,964	0.08%
8,000	7.80%, 11/15/2019		7,959	0.09%
8,000	7.80%, 11/15/2020		7,959	0.09%
9,000	8.00%, 05/15/2022		8,954	0.10%
9,000	8.00%, 11/15/2021		9,031	0.10%
Maryland		**0.44%**		
	Ark of Safety Christian Church			
40,000	8.00%, 04/15/2029		39,392	0.44%
Michigan		**1.95%**		
	Living Bread Ministries, Inc.			
10,000	7.50%, 02/15/2016		10,013	0.11%
22,000	7.50%, 02/15/2017		21,888	0.25%
24,000	7.50%, 02/15/2018		23,878	0.27%
26,000	7.50%, 02/15/2019		25,867	0.29%
22,000	7.50%, 08/15/2017		21,888	0.25%
24,000	7.50%, 08/15/2018		23,878	0.27%
26,000	7.50%, 08/15/2019		25,867	0.29%
21,000	7.50%, 08/15/2016		20,893	0.23%

The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
MARCH 31, 2007 (UNAUDITED)

Shares/Principal Amount		Market Value	% of Net Assets
New Jersey	**3.36%**		
	Princeton Presbyterian Church		
56,000	8.40%, 09/25/2022	55,720	0.62%
49,000	8.40%, 03/25/2021	48,755	0.55%
54,000	8.40%, 03/25/2022	54,184	0.61%
43,000	8.40%, 03/25/2023	42,785	0.48%
47,000	8.40%, 09/25/2020	46,765	0.52%
51,000	8.40%, 09/25/2021	51,168	0.57%
Nevada	**0.77%**		
	New Song Lutheran Church, Inc.		
16,000	7.80%, 06/01/2015	16,013	0.18%
18,000	7.80%, 06/01/2016	17,906	0.20%
17,000	7.80%, 12/01/2015	17,017	0.20%
18,000	7.80%, 12/01/2016	17,906	0.19%
North Carolina	**0.88%**		
	Accumulated Resources of Kindred Spirits		
78,000	7.75%, 12/01/2009	78,148	0.88%
Oregon	**1.12%**		
	Western Baptist College		
27,000	7.50%, 02/15/2016	27,035	0.30%
73,000	7.50%, 08/15/2015	73,073	0.82%
Texas	**15.48%**		
	Christian City View Fellowship		
100,000	7.60%, 09/15/2019	99,490	1.12%
123,000	7.70%, 03/15/2022	122,373	1.37%
118,000	7.70%, 09/15/2021	117,398	1.32%
132,000	7.80%, 03/15/2024	130,112	1.46%
138,000	7.80%, 09/15/2025	135,985	1.52%

The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
  MARCH 31, 2007 (UNAUDITED)

Shares/Principal Amount		Market Value	% of Net Assets
Texas (Continued)	**15.48%**		
	Celebration Church		
50,000	7.50%, 11/15/2023	49,740	0.56%
	Friendship West Baptist Church, Inc.		
200,000	7.40%, 06/15/2017	198,960	2.23%
100,000	7.60%, 06/15/2018	99,480	1.12%
	New Life Christian Ministry, Inc.		
100,000	7.50%, 04/15/2024	98,550	1.11%
20,000	7.80%, 06/15/2021	19,896	0.22%
19,000	7.80%, 12/15/2020	18,901	0.21%
23,000	7.90%, 06/15/2023	22,880	0.26%
23,000	7.90%, 12/15/2022	22,880	0.26%
24,000	7.90%, 12/15/2023	23,875	0.27%
21,000	8.00%, 06/15/2022	20,891	0.23%
21,000	8.00%, 12/15/2021	21,071	0.24%
	Steve AMS Ministries dba Chapel of Praise		
45,000	7.60%, 12/15/2011	44,766	0.50%
81,000	7.90%, 06/15/2013	80,579	0.90%
53,000	8.10%, 06/15/2014	53,011	0.58%
Virginia	**5.24%**		
	New Life Annointed Ministries International, Inc.		
171,000	7.80%, 06/21/2020	170,111	1.91%
64,000	7.80%, 06/21/2022	63,667	0.71%
100,000	7.80%, 12/21/2020	99,480	1.12%
95,000	7.80%, 06/21/2023	94,506	1.06%
	Old Bridge United Methodist Church		
40,000	7.90%, 09/24/2023	39,440	0.44%

The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
MARCH 31, 2007 (UNAUDITED)

Shares/Principal Amount			Market Value	% of Net Assets
Washington, DC		5.91%		
	Metropolitan Baptist Church			
77,000	8.20%, 01/12/2015		76,600	0.86%
80,000	8.30%, 07/12/2015		79,584	0.89%
98,000	8.40%, 01/12/2018		97,490	1.09%
130,000	8.40%, 01/12/2033		129,324	1.45%
45,000	8.40%, 07/12/2018		44,766	0.50%
100,000	8.40%, 01/12/2027		98,530	1.10%
Total Church Mortgage-Backed Bonds				
(Cost $ 7,818,000)		**87.10%**	7,766,919	87.10%
US TREASURY OBLIGATIONS				
(Cost $143,485)		**1.66%**		
	US Treasury Note			
150,000	4.50%, 02/15/2016		148,500	1.66%
SHORT TERM INVESTMENTS - 9.25%				
Money Market Funds				
	Fifth Third Institutional Money			
824,908	Market - 5.09%*	**9.25%**	824,908	9.25%
	(Cost $824,908)			
Total Investments - (Cost $8,786,393)		**98.01%**	$8,740,327	98.01%
Other Assets Less Liabilities		**1.99%**	177,394	1.99%
Net Assets		**100.00%**	$8,917,721	100.00%

*Rate shown represents the rate as of March 31, 2007
The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

STATEMENT OF ASSETS AND LIABILITIES
   MARCH 31, 2007 (UNAUDITED)

Assets:	
Investment Securities at Market Value	$8,740,327
(Cost $8,786,393)	
Interest Receivable	156,790
Due From Advisor	14,528
Prepaid Expenses	13,602
Total Assets	8,925,247
Liabilities:	
Accrued Expenses	7,526
Total Liabilities	7,526
Net Assets	$8,917,721
Net Assets Consist of:	
Common Stock, no par value, 2,000,000 shares	
authorized, 372,515 shares issued and outstanding	8,951,004
Accumulated Undistributed Net Investment Income	14,682
Accumulated Realized Loss on Investments	(1,899)
Net Unrealized Depreciation on Investments	(46,066)
Net Assets	$8,917,721
Net Asset Value	
Per Share ($8,917,721/372,515 shares issued and	
outstanding)	$ 23.94
Miminum Repurchase Price ($23.94 x 99%)	$ 23.70

The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

STATEMENT OF OPERATIONS
    MARCH 31, 2007 (UNAUDITED)

Investment Income:	
Interest	$ 238,976
Total Investment Income	238,976
Expenses:	
Investment Advisory	14,580
Legal	20,237
Transfer Agent	15,403
Audit	6,250
Registration	6,050
Administrative	2,430
Insurance	2,170
Custodian	2,013
Printing	1,205
Miscellaneous	637
Board of Trustees	577
Total Expenses	71,552
Less: Expenses Waived and Reimbursed	(39,152)
Net Expenses	32,400
Net Investment Income	206,576
Realized and Unrealized Loss on Investments:	
Net Realized Loss on Investments	(1,899)
Net Change in Unrealized Depreciation on Investments	(14,452)
Net Realized and Unrealized Loss on Investments	(16,351)
Net Increase in Net Assets resulting from Operations	$ 190,225

The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

STATEMENTS OF CHANGES IN NET ASSETS

	Six Months Ended 3/31/2007 (Unaudited)	Period Ended 9/30/2006 *
Increase in Net Assets From Operations:		
Net Investment Income	$ 206,576	$ 188,655
Net Realized Loss on Investments	(1,899)	0
Net Change in Unrealized Depreciation on Investments	(14,452)	(31,943)
Net Increase in Net Assets resulting from Operations	190,225	156,712
Distributions to Shareholders from:		
Net Investment Income	(209,387)	(169,919)
Change in Net Assets from Distributions	(209,387)	(169,919)
Capital Share Transactions:		
Proceeds From Shares Issued	4,269,328	4,359,076
Dividends Reinvested	169,060	147,448
Cost of Shares Redeemed	(42,498)	(53,509)
Repurchase Fees	711	474
Net Increase from Capital Share Transactions	4,396,601	4,453,489
Net Increase in Net Assets	4,377,439	4,440,282
Net Assets at Beginning of Period	4,540,282	100,000
Net Assets at End of Period (including accumulated undistributed net investment income of $14,682 and $18,736, respectively)	$8,917,721	$4,540,282
Share Transactions:		
Issued	177,811	181,394
Reinvested	7,061	6,152
Redeemed	(1,769)	(2,268)
Net increase in shares	183,103	185,278
Shares outstanding beginning of period	189,412	4,134
Shares outstanding end of period	372,515	189,412

* For the period from October 4, 2005 (Commencement of Operations) to September 30, 2006
The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

STATEMENT OF CASH FLOWS
For the period ended March 31, 2007 (Unaudited)

Cash flows from operating activities:	
Net increase in net assets resulting from operations	190,225
Adjustments to reconcile net increase in net assets from operations to net cash used for operating activities:	
Purchase of long-term investment securities	(5,136,704)
Proceeds from disposition of long-term investment securities	1,457,691
Purchase of short-term investments, net	(615,072)
Increase in prepaid expenses	(6,594)
Increase in dividends and interest receivable	(88,380)
Decrease in accrued expenses	(11,019)
Decrease in taxes payable	(68,000)
Increase in Net Unrealized depreciation on investments	14,452
Decrease in receivable from advisor	86,460
Increase in other assets	(317)
Net cash used for operating activities	(4,177,258)
Cash flows provided by financing activities:	
Proceeds from shares sold	4,269,328
Distributions paid in cash	(40,327)
Payments for shares purchased - net of repurchase fee	(51,743)
Net cash provided by financing activities	4,177,258
Net increase/(decrease) in cash	-
Cash (excluding short-term investments):	
Beginning balance	-
Ending Balance	-

Supplemental disclosure of cash flow information:
Noncash financing activities not included herein consist of reinvestment of dividends of $169,060.
The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

FINANCIAL HIGHLIGHTS

Selected data for a share outstanding throughout the period.

	Six Months Ended 3/31/2007 (Unaudited)	Period Ended 9/30/2006 *
Net Asset Value Per Share, Beginning of Period [(a)]	$23.97	$24.19
Income From Investment Operations:		
Net Investment Income [(b)]	0.76	1.50
Net Losses on Investments (unrealized)	(0.06)	(0.50)
Total from Investment Operations	0.70	1.00
Distributions from:		
Net Investment Income	(0.73)	(1.22)
Total Distributions	(0.73)	(1.22)
Repurchase Fees	-	- [(g)]
Net Asset Value Per Share, End of Period [(a)]	$23.94	$23.97
Market Value [(c)]	$ -	$ -
Total Return [(d) (i)]	3.09 %	4.24 %
Ratios/Supplemental Data:		
Net Assets - End of Period (Thousands)	8,918	4,540
Ratio of Expenses to Average Net Assets		
Before Expense Reimbursements [(h)]	2.20% [(j)]	11.29% [(e)]
After Expense Reimbursements [(h)]	1.00% [(k)]	1.00% [(f)]
Ratio of Net Investment Income to Average Net Assets		
Before Expense Reimbursements [(h)]	5.15%	-4.04%
After Expense Reimbursements [(h)]	6.35%	6.25%
Portfolio Turnover Rate	14.09%	-

* For the period from October 4, 2005 (Commencement of Operations) to September 30, 2006
(a) Price does not include sales charge.
(b) Amount calculated based on average shares outstanding throughout the year.
(c) There is no established secondary market for the Fund's shares.
(d) Total return is computed assuming shares are purchased and redeemed at the Fund's net asset value and excludes the effect of sales charges and repurchase fees Dividends are assumed to be reinvested at the Fund's net asset value
(e) The expense ratio before reimbursements includes organization and issuance costs of

CAPSTONE CHURCH BOND FUND

FINANCIAL HIGHLIGHTS (CONTINUED)

5.85%, fees accrued under the Fund's Service Plan of .25% (all of which was voluntarily reimbursed by the Advisor).

(f) The expense ratio after reimbursements is net of expenses waived or reimbursed under the Fund's expense limitation agreement with the Advisor of 7.79%, service fees voluntarily waived by the Distributor of .25% and income taxes voluntarily reimbursed by the Advisor of 2.25%

(g) Rounds to less than $.005 per share.

(h) Annualized

(i) Not Annualized

(j) The expense ratio before reimbursements includes fees accrued under the Fund's service plan of .25% (all of which was voluntarily waived by the Distributor).

(k) The expense ratio after reimbursements is net of expenses waived or reimbursed under the Fund's expense limitation agreement with the Advisor of .95%, service fees voluntarily waived by the Distributor of .25%.

The accompanying notes are an integral part of these financial statements.

CAPSTONE CHURCH BOND FUND

NOTES TO FINANCIAL STATEMENTS
     MARCH 31, 2007 (UNAUDITED)

(1) ORGANIZATION

The Capstone Church Bond Fund (the "Fund") is a non-diversified closed-end management investment company. It was formed as a Delaware statutory trust on October 28, 2004, and is registered with the Securities and Exchange Commission. The Fund's principal business is investing its assets in mortgage bonds issued by churches and other Christian non-profit organizations that have a stated Christian mission, including local churches, denominations and associations, educational institutions, para-church and other Christian mission related organizations for the purpose of financing capital needs, such as construction of new facilities. The Fund may invest up to 20% of its net assets in: (a) mortgage loan obligations of such entities and other illiquid securities and (b) short-term money market instruments. Such short-term money market instruments will reduce the Fund's overall portfolio maturity and may reduce the Fund's yield.

The Fund's shares were continuously offered subject to a sales charge generally ranging from 3.25% to .50% of the offering price. The sales charge has been terminated as of October 1, 2007. Currently, there is no established secondary market for the Fund's shares nor is one expected to develop. The Fund will, pursuant to a fundamental policy, make an offer quarterly to repurchase at net asset value a portion of its outstanding shares, beginning with the second full quarter following its commencement of operations. The percentage of the outstanding shares subject to repurchase will be set quarterly by the Board of Trustees and will be no less than 5% and no more than 25% of the Fund's outstanding shares.   A repurchase fee, payable to the fund, in the amount of 1% of the net asset value of shares repurchased, limited to a maximum fee of $500.00 per shareholder per repurchase, was charged in connection with the shares held for less than five years which are accepted by the Fund for repurchase pursuant to repurchase offers. During the period ended March 31, 2007 repurchase fees amounting to $711 were charged in connection with shares held for less than five years. The repurchase fees have been terminated as of May 30, 2007.

On September 23, 2005, the Fund issued 4,133.94 shares at $24.19 per share to Capstone Asset Management Company, the Fund's investment advisor. The Fund commenced operations on October 4, 2005 when the registration of the Fund's shares became effective.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    MARCH 31, 2007 (UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

Security Valuation
The Fund's investment in church mortgage bonds and church mortgage loans are generally considered to be illiquid due to the limited, if any, secondary market for these bonds. In the absence of such secondary market, the Fund values investments in church bonds, on the basis of readily available market quotations or, lacking such quotations, at fair value as determined under policies approved by and under the general oversight of the Board of Trustees. In determining fair value all relevant qualitative and quantitative factors available are considered. These factors are subject to change over time and are reviewed periodically. The current method of valuation is a matrix formula that derives a bid price based on relevant factors, including principal amount, interest rate, term, credit quality and spreads determined under a church bond benchmark yield curve. CAMCO constructs and maintains a church bond benchmark yield curve based on new issue church bonds meeting the fund's investment requirements. Strongtower Financial, an underwriter of a significant volume of church mortgage backed bonds, provides credit research and analysis to the Advisor. Further, because of the inherent uncertainty of valuation, those estimated fair values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material. Securities other than church mortgage bonds and church mortgage loans held in the Fund's portfolio (other than short-term obligations, but including listed issues) may be valued on the basis of prices furnished by one or more pricing services that determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. In certain circumstances , portfolio securities will be valued at the last sale price on the exchange that is the primary market for the securities, or the mean price for those securities for which the over the counter market is the primary market or for listed securities in which there were no sales during the day. Short-term obligations held by the Fund that mature in 60 days or less are valued at the amortized cost if their original term to maturity when acquired by the Fund was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity if their original

CAPSTONE CHURCH BOND FUND

term to maturity when acquired by the Fund was more that 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Trustees.

Security Transactions and Investment Income
 Security transactions are recorded on the trade date. Realized gains and losses from security transactions are reported on an identified cost basis for both financial reporting and federal income tax purposes. Interest income, adjusted for accretion of discounts and amortization of premiums is recorded on the accrual basis.

Purchases and sales of investment securities (excluding short-term investments, U.S. government and U.S. government agency securities) aggregated $4,146,000 and $464,675, respectively, for the period ended March 31, 2007.

Dividends and Distributions
Dividends from net investment income of the Fund are declared and paid monthly. Distributions from net realized capital gains, if any, will be declared and distributed at least annually. Income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures in the financial statements and reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

CAPSTONE CHURCH BOND FUND

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    MARCH 31, 2007 (UNAUDITED)

(3)   INVESTMENT ADVISORY FEE AND OTHER RELATED PARTY TRANSACTIONS

Capstone Asset Management Company (*"CAMCO"* or *"Advisor"*), a wholly-owned subsidiary of Capstone Financial Services, Inc., acts as investment advisor for the Fund. CAMCO provides investment advisory and administrative services to other investment companies, and provides investment advisory services to pension and profit-sharing accounts, corporations and individuals. Subject to the authority of the Board of Trustees, the Advisor provides the Fund with continuous investment advisory services, in accordance with an investment advisory agreement (the *"Advisory Agreement"*) between the Advisor and the Fund. As compensation for its services as investment advisor, the Fund pays CAMCO, on a monthly basis, an investment advisory fee calculated daily at the annual rate of 0.45% on the first $500 million of the Fund's average daily net assets. The rate declines to 0.40% on the next $500 million, and to 0.375% on average daily net assets in excess of $1.0 billion.

CAMCO also acts as administrator for the Fund. For its services as administrator, CAMCO receives a monthly fee from the Funds calculated at the annual rate of 0.075% on the first $500 million of the Fund's average daily net assets. The rate declines to 0.06% on the next $500 million and to 0.05% on average daily net assets in excess of $1.0 billion.

Pursuant to an expense limitation agreement with the Fund, CAMCO has agreed, for a period of three years, to bear the Funds ordinary operating expenses to the extent such expenses exceed, in any fiscal year of the Fund, 1.00% of the Fund's average daily net assets. Such ordinary operating expenses include, but are not limited to, the Fund's investment advisory and administration fees and fees to other Fund service providers, but do not include payments under the Fund's Service Plan, interest, taxes, brokerage commissions, extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of the Fund's business. During the six months ended March 31, 2007, $39,152 was waived and/or reimbursed in connection with this expense limitation agreement. In the event the Fund's average daily expenses fall below 1.00% of average daily net assets on any business day, CAMCO will be entitled to be reimbursed to the extent of its unreimbursed fee waivers/reductions or other payments during any of the previous thirty six months, provided such reimbursements do not cause the Fund's expenses to exceed 1.00% for that day. As of March 31, 2007 the amount of this potential reimbursement is $274,078. CAMCO's ability to recover these potential reimbursement amounts expires during the fiscal year ending September 30, 2008.

CAPSTONE CHURCH BOND FUND

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2007 (UNAUDITED)

(4) FEDERAL INCOME TAXES

During the fiscal period ended September 30, 2006, the Fund did not qualify as a regulated investment company and therefore was subject to federal income taxes. Income tax payable for that period was voluntarily reimbursed to the Fund by the Fund's Advisor. Deferred taxes have been recorded to reflect (i) taxes computed on unrealized gains/(losses) on investments and (ii) the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for income tax purposes. As of September 30, 2006, the Fund had a deferred tax asset of $20,000, of which $12,000 represents the future tax benefit associated with net realized losses on investments and $8,000 represents the tax benefit associated with future tax deductions for amortization of organization costs which were expensed during the period ended September 30, 2006 for financial accounting purposes. The Fund has made a determination that it is more likely than not that it will qualify as a regulated investment company in future years and distribute all of its future net taxable income and net capital gains to shareholders, so as not to be subject to federal income or excise taxes. Accordingly, the Fund has recorded a valuation allowance against its entire deferred tax asset.

As of March 31, 2007, the cost of investments, gross unrealized appreciation and depreciation of investment securities and components of distributable earnings on a tax basis were as follows:

Cost of investments	$8,786,393
Gross unrealized appreciation	6,738
Gross unrealized depreciation	(52,803)
Net unrealized depreciation	(46,066)
Undistributed ordinary income	14,682
Undistributed Long Term Capital Gain	(1,899)
Total distributable earnings	(33,283)

The tax basis of investments and net unrealized depreciation for tax and financial reporting are not materially different. The difference between undistributed ordinary income on a tax basis and accumulated undistributed net investment income is due to organization costs, which are expensed for financial statement purposes but amortized over five years for tax purposes.

CAPSTONE CHURCH BOND FUND

The tax character of distributions paid for the six months ended March 31, 2007 was as follows:

	2006
Ordinary income	$209,387

(5) CONCENTRATION RISK

The Fund invests principally in church-related obligations that are collateralized by interests in real property. Consequently, the Fund may be exposed to any negative developments affecting church-related institutions, as well as any negative developments affecting real property markets.

(6) CONTINGENCIES AND COMMITMENTS

In the normal course of business, the Fund enters into contracts that contain various representations and warranties and provide general indemnifications. The Fund's maximum exposure under these arrangements is dependent on future claims against the Fund and is presently unknown. However, the Fund considers the risk of loss from such potential claims to be remote.

(7) NEW ACCOUNTING PRONOUNCEMENTS

On July 13, 2006 the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 (FIN 48) "Accounting for the Uncertainty of Income Taxes". FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be booked as a tax expense in the current year and recognized as: a liability for unrecognized tax benefits; a reduction of an income tax refund receivable; a reduction of deferred tax asset; an increase in deferred tax liability; or a combination thereof. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. At this time, Fund management is evaluating the implications of FIN 48 and its impact on the Fund's financial statements has not yet been determined.

CAPSTONE CHURCH BOND FUND

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2007 (UNAUDITED)

In September 2006, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current accounting principles generally accepted in the United States of America from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. Fund management does not believe the adoption of SFAS No. 157 will impact the financial statement amounts, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.

CAPSTONE CHURCH BOND FUND

ADDITIONAL INFORMATION
    MARCH 31, 2007 (UNAUDITED)

PROXY VOTING GUIDELINES
A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities and information regarding how the Fund voted proxies during the most recent 12-month period ended June 30, are available without charge upon request by (1) calling the Fund at (800) 262-6631 and (2) from Form N-PX filed by the Fund with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

PORTFOLIO HOLDINGS DISCLOSURE POLICY
The Fund files a complete schedule of investments with the SEC for the first and third quarter of each fiscal year on Form N-Q. The Fund's first and third fiscal quarters end on December 31 and June 30. The Form N-Q filing must be made within 60 days of the end of the quarter, and the Fund's first Form N-Q was filed with the SEC on March 1, 2006. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov, or they may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (call 1-800-732-0330 for information on the operation of the Public Reference Room). You may also obtain copies by calling the Fund at 1-800-262-6631.

CHANGE IN INDEPENDENT ACCOUNTANT
On February 28, 2007, Briggs, Bunting, Dougherty, LLP ceased being the Fund's independent auditor as a result of the Board's decision to change its accounting firm.

The reports of Briggs, Bunting, Dougherty, LLP on the financial statements of the Fund for the past two fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with its audits for the two most recent fiscal years, there have been no disagreements with Briggs, Bunting, Dougherty, LLP on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Briggs, Bunting & Dougherty, LLP would have caused them to make reference thereto in their report on the financial statements for such years. During the audit for the most recent fiscal year, Briggs, Bunting, & Dougherty, LLP noted a material weakness in the internal controls related to monitoring the diversification tests necessary to qualify as a regulated investment company for federal income tax purposes.

ADDITIONAL INFORMATION (CONTINUED)
MARCH 31, 2007 (UNAUDITED)

The Fund, with the approval of its Board of Directors and its Audit Committee, engaged Cohen Fund Audit Services, Ltd. as its new independent auditor as of February 28, 2007.

APPROVAL MONEY MANAGER AGREEMENT
The Trustees of Capstone Church Bond Fund ("Fund") reviewed the advisory contract between the Fund and Capstone Asset Management Company ("CAMCO") at its quarterly meeting held February 27, 2007. The Trustees received and reviewed information provided by CAMCO in response to a request from counsel. They also reviewed a memorandum from Fund counsel regarding their responsibilities in reviewing an investment advisory contract. The Fund's independent Trustees met separately with counsel, with no CAMCO or other management personnel present, to consider the Fund's investment advisory agreement. The independent Trustees noted that the Fund had been in operation less than a year and a half and that assets had grown more slowly than originally anticipated. However, they received assurances from CAMCO that the Fund's small size was not impairing CAMCO's financial stability. The independent Trustees also noted that the Fund's distributor, Capstone Asset Planning Company ("CAPCO") had recently agreed to waive the Fund's front-end sales charge for the duration of the Fund's current prospectus, which was expected to have a positive impact on sales of Fund shares. The independent Trustees noted that the Fund's performance had been as expected, based on its portfolio of church bonds and similar instruments. The independent Trustees noted that the quarterly repurchase offer process was being managed satisfactorily. The independent Trustees particularly noted that a tax compliance issue that had been identified during the preparation of the Trust's audited financial statements had been resolved promptly and responsibly by CAMCO without loss to the Fund or its shareholders and that compliance procedures had been revised to prevent a recurrence. The independent Trustees noted that the Fund's portfolio, consisting principally of illiquid securities, presented particular management challenges which CAMCO had identified and explained to the Trustees from the outset and which CAMCO was dealing with satisfactorily. With respect to advisory fees, the independent Trustees noted that the advisory fee schedule contained breakpoints, which, at higher asset levels, would give shareholders the benefit of economies of scale. Although there were no investment companies determined to be directly comparable to the Fund, the independent Trustees believed that the level of the advisory fee was reasonable in light of information they had received regarding advisory fees paid by other fixed income investment companies. The independent Trustees took note of the

CAPSTONE CHURCH BOND FUND

ADDITIONAL INFORMATION (CONTINUED)
   MARCH 31, 2007 (UNAUDITED)

fact that CAMCO was also receiving fees from the Fund for administrative services and that its affiliate, CAPCO, was entitled to receive fees pursuant to the Fund's Service Plan. However, they noted that no payments were currently being made by the Fund under its Service Plan. They also noted that, under an expense limitation agreement, CAMCO had agreed to limit the Fund's regular operating expenses annually to 1.00% of the Fund's average daily net assets. The independent Trustees also reviewed financial statements of CAMCO and concluded that CAMCO's profitability with respect to the Fund was not excessive. The independent Trustees, based on their review, determined that CAMCO was managing the Fund well and that the advisory fees paid and payable by the Fund pursuant to the advisory agreement were fair and reasonable. After discussing their conclusions with the full Board of Trustees, the independent Trustees and the full Board of Trustees, each voting separately and unanimously, each approved the continuation of the Fund's investment advisory agreement with CAMCO for a year beyond its current term.

Capstone Church Bond Fund

BUILDING CHURCHES, BUILDING WEALTH

Capstone Church Bond Fund

For more
complete
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Capstone
Church Bond
Fund, including
charges and
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contact the
Distributor to
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Capstone Asset Planning Company
5847 San Felipe, Suite 4100
Houston, Texas 77057
1-800-262-6631
info@capstonefinancial.com